SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco and Unibanco Holdings

FOR IMMEDIATE RELEASE	CONSOLIDATED RESULTS For the First Half 2004
For further information please contact:
Geraldo Travaglia
Ney Dias
Marcelo Rosenhek
Leandro Alves
Letícia Wrege

Unibanco
Av. Eusébio Matoso, 891-15th floor
São Paulo, SP 05423-901
Phone: (55 11) 3097-1626 / 1313
Fax: (55 11) 3813-6182 / 3097-4830
E-mail: investor.relations@unibanco.com

(São Paulo, Brazil, August 12, 2004) — Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A. released today their consolidated financial results under Brazilian GAAP for the first half of 2004.

Profitability

  1H04 net income rose to R$581 million, reflecting a 18.3% growth compared to 1H03. Stockholders’ equity in June 2004 stood at R$7,704 million, representing a 12.5% increase when compared to June 2003. 2Q04 net income stood at R$305 million, a 10.5% and 11.7% growth, when compared to 1Q04 and 2Q03, respectively.
  In August 2004, Unibanco paid out R$204 million in net interest on capital stock, an increase of 22.9% Y-o-Y. This amount represents a 37% pay-out of the income for the 1H04.

Assets, Funding and Capital Adequacy

  Unibanco’s consolidated total assets reached R$80,011 million on June 30th, 2004, representing an increase of 21.1% when compared to June 2003. Of this total, R$29,747 million were loans, R$18,946 million were marketable securities, issued primarily by the federal government and derivative financial instruments, and R$14,089 million were interbank investments.
  Consolidated loan portfolio, including other credits, stood at R$30,045 million in June 2004, an increase of 14.7% and 9.9% in the last twelve and three months, respectively.

  At the end of June 2004, the balance for the consolidated allowance for loan losses totaled R$1,545 million, representing 5.1% of the portfolio. This allowance was composed of:

    R$631 million according to Resolution 2682, related to overdue credits;
    R$647 million according to risk parameters of Resolution 2682, related to falling due credits;
    R$267 million based on more conservative percentages than those required by the Regulatory Authority.

  Credit portfolio posted improvement in quality when comparing June 2004 to June 2003. Highlights are:

    AA-A portfolio balance improved from 68.4% to 76.9% of the total credit. Compared to June 2003, the June 2004 portfolio posted additional R$5,194 million in credits classified in this group.
    D-H portfolio balance over total loan portfolio improved from 9.5% in June 2003 to 8.1% in June 2004. When compared to June 2003, the portfolio classified in this group, showed a R$36 million decrease.
  Funds and portfolios managed by UAM – Unibanco Asset Management, ended June 2004 with R$30,503 million in assets, up 32.5% compared to June 2003. Unibanco’s overall funding reached R$93,712 million, including investment funds and assets under management on June 30th, 2004.
  The BIS ratio stood at 16.7%, well above the minimum required by the Brazilian Central Bank of 11%.

Results Highlights

  1H04 profit from financial intermediation after provisions was R$2,347 million, a 6.6% growth Y-o-Y.
  In 1H04, total fees amounted to R$1,561 million, an increase of 13.9% when compared to 1H03. The ratio of fee revenue over administrative and personnel expenses, which measures recurrent revenues and expenses, increased from 63.5% in 1H03 to 65.4% in 1H04.
  Total personnel and administrative expenses, excluding acquired companies, stood at R$2,335 in 1H04, an increase of 8.2% when compared to the same period of last year.
  The provision for loan losses dropped by 9.8%, comparing 1H03 to 1H04, whereas the portfolio expanded by 14.7% during the same period. The improvement in the credit quality is also reflected on the ratio that measures net write-off vs. total credit which came from a 2.4% in 1H03 to 2.1% in 1H04.

Performance Overview

Balance Sheet (R$ million)	1H04	1H03
Loan Portfolio (includes guarantees)	30,045	26,195
Total assets	80,011	66,091
Total deposits	29,328	23,978
Stockholders' equity	7,704	6,847
Assets under management	30,503	23,025
Income Statement (R$ million)
Profit from financial intermediation before provision (a)	2,976	2,899
Provision for loan losses (b)	(629)	(697)
Gross profit from financial intermediation (a-b)	2,347	2,202
Fees from services rendered	1,561	1,371
Personnel and administrative expenses	2,385	2,159
Net income	581	491
Ratios (%)
Annualized ROAE (1)	16.4	15.2
Annualized ROAA (1)	1.6	1.4
Fees from services rendered / Personnel and administrative expenses	65.4	63.5
BIS (under Brazil Central Bank guidelines)	16.7	16.7
Earnings per 1,000 shares (R$) (1)	4.22	3.56
Book value per 1,000 shares (R$)	55.18	49.76
Additional Information
Net Interest on Capital Stock - (R$ million)	204	166
Points of sale (1)	1,429	1,409
Number of customers (million) (2)	16.6	12.9
(1)	Based on montly average in 1H04.
(2)	Includes only branches, corporate-site branches, in-store branches and Fininvest stores.
(3)	Includes HiperCard's 1.7 million clients in 1H04.

•	The Brazilian Economy	04

•	Net Income and Stockholders’ Equity	04

•	Assets	05

Securities Portfolio	06

Loan Portfolio	08

Balance and Changes in Allowance for Loan Losses	10

•	Funding	12

•	Capital Adequacy and Fixed Assets Ratio	14

•	Performance Overview	15

Results	15

Fees from Services Rendered	17

Personnel and Administrative Expenses	18

Other Operating Income and Expenses	19

•	Businesses Highlights	20

BNL Brasil Acquisition	20

Retail	20

Wholesale	25

Insurance, Extended Warranty and Private Pension Plans	26

Wealth Management	28

•	Unibanco Pessoas (Human Resources)	29

•	Corporate Governance	29

•	Social Responsibility	30

•	Consolidated Balance Sheet	32

•	Consolidated Income Statement	33

The Brazilian Economy

1H04 was mainly characterized by the maintenance of the monetary policy and the recovery expansion of the industrial activity. Inflation was again a matter of concern in this period in view of the supply-side shock generated by the international commodity price uptrend. Furthermore, there was also the impact of exchange rate pressure on inflation expectations. External accounts, driven by the strong trade balance, helped maintaining the good liquidity in the FX market.

During the first half of this year, the positive performance of exports led to substantial monthly surpluses of the trade balance. The trade balance was positive by US$15.1 billion, roughly 45% higher than the figure for the same period last year, increasing the Brazilian 12-month trade surplus to US$29.5 billion, a historic record.

The domestic scenario generated by the continuing external adjustment has been intensified by the substantial fiscal result for 1H04 with a primary surplus of 5.8% of GDP, thus strengthening the credibility of the fiscal policy. These public account results have been enough to maintain a debt/GDP ratio downtrend throughout this year, ending the month of June with a ratio standing at 56.0% vs. 58.7% at the end of 4Q03.

The counterpoint to this domestic scenario was the process of reduction in the liquidity on global capital markets due to expectations and the confirmation of a hike in the basic interest rate in the US economy. The Embi-Brazil reached 646 points at the end of 1H04, an increase compared to the end of 2003, when it reached 463 points. Despite a higher Embi-Brazil, 183 points, robustness of the balance of payments led to a stable exchange rate that ended 1H04 at R$3.11/US$, with a Brazilian Real depreciation of only 6.8%.

1H04 accumulated inflation (measured by the IPC-A consumer price index), at 3.5%, was higher than the accumulated figure of 2.5% for 2H03. This scenario prompted a more cautious approach. The Copom (Monetary Policy Committee) reduced the basic interest rate (Selic) by only 0.5% during the 1H04, after a 10.0% reduction between June and December 2003. In 1H04, expected real interest rate taking into account the yield curve and inflation expectations, fluctuated around 10.0% per annum.

The level of industrial activity, which slipped to a more modest level during the course of 1Q04, posted clear growth during 2Q04 and, therefore, did not jeopardize the outlook for consistent recovery of the level of activity in 2004.

Net Income and Stockholders’ Equity

Unibanco

1H04 net income rose to R$581 million, reflecting a 18.3% growth compared to 1H03. In the 2Q04, Unibanco’s net income amounted R$305 million, reflecting a 10.5% growth compared to 1Q04. Stockholders’ equity in June 2004 stood at R$7,704 million, representing a 12.5% increase when compared to June 2003.

In August 2004, Unibanco paid out R$204 million in net interest on capital stock, an increase of 22.9% Y-o-Y. This amount represents a 37% pay-out of the income for the 1H04.

The investments acquired this semester, Hipercard and BNL, were consolidated in 2Q04. As a consequence, and for purposes of a better comparison, ROAE, ROAA, earnings per share, and financial margin were calculated based on monthly averages.

The following table shows Unibanco’s consolidated profitability:

Profitability	2Q04	1Q04	2Q03	1H04	1H03
Annualized return on average equity (%)	17.3	16.1	17.1	16.4	15.2
Annualized return on average assets (%)	1.6	1.6	1.6	1.6	1.4
Earnings per 1.000 shares (R$)	2.21	2.01	1.98	4.22	3.56
Earnings per GDS (R$) (1)	2.09	1.95	1.91	4.04	3.50
Interest on Capital Stock per 1.000 common shares (R$)(2)	-	-	-	1.4078	1.1569
Interest on Capital Stock per 1.000 preferred shares (R$)(2)	-	-	-	1.5485	1.2726
Interest on Capital Stock per 1.000 UNITs (R$)(2)(3)	-	-	-	2.7796	2.3640
Interest on Capital Stock per GDS (R$)(1)(2)	-	-	-	1.3898	1.1820
Total amount of Interest on Capital Stock(2)	-	-	-	204	166
Book value per 1.000 shares (R$) - outstanding	55.18	53.47	49.76	55.18	49.76

(1)	Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 500 UNITs.
(2)	The amount of interest on capital stock is net from an Income Tax of 15%.
(3)	Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings preferred share.

Unibanco Holdings

Unibanco Holdings’ net income for 1H04 totaled R$317 million, resulting in earnings per 1,000 shares of R$3.86. Stockholders’ equity in the same period reached R$4,581 million and the annualized ROAE stood at 14.9%, impacted by the PIS and COFINS tax provisions over interest on capital stock revenues. Book value per 1,000 shares reached R$55.20.

Unibanco Holdings distributed R$101 million interest on capital stock.

Assets

Unibanco’s consolidated total assets reached R$80,011 million on June 30th, 2004, representing an increase of 21.1% when compared to June 2003, as shown below:

Securities Portfolio

The following table shows the securities portfolio classification in June 2004 and the impact of marked-to-market adjustments for the indicated periods:

				R$ million
Classification of Securities	Book Value	% of Portfolio	Amortized Cost	% of Portfolio
Trading	9,177	49%	9,116	49%
Available for sale	3,237	18%	3,349	18%
Held to maturity	6,174	33%	6,174	33%
Total	18,588	100%	18,639	100%

		R$ million
	Market Value Adjustment Jun-04	Δ 2Q04
To Income Statement
Trading	61	(24)
Derivatives	4	(22)
Total	65	(46)

To Equity
Available for sale	(112)	1
Derivatives	(53)	91
Total	(165)	92

The sale of securities classified as available for sale generated gains before taxes of R$5 million in 1H04.

The following table shows the changes in the securities portfolio in the quarter:

Changes in Securities Portfolio	Balance Mar-04	Foreign Exchange Variation	Interest	Maturity (1)	Purchases	Sales	Balance Jun-04
Trading	8,100	25	257	(2,209)	7,619	(4,676)	9,116
Available for sale	3,657	50	151	(277)	368	(600)	3,349
Held to maturity	5,795	351	165	(515)	434	(56)	6,174

Total	17,552	426	573	(3,001)	8,421	(5,332)	18,639
(1)	Interest payments and redemptions at maturity.

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement. The following table shows such securities’ balance on June 30th, 2004:

			R$ million
Trading Securities	Amortized Cost	Market Value Adjustment	Market Value
Federal government	5.713	(2)	5.711

Brazilian sovereign debt	156	-	156

Bank debt securities	313	-	313

Open Mutual funds	2.273	(1)	2.272

Others	661	64	725

Total	9.116	61	9.177
Tax effect		(21)
Total (-) tax credit		40

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account. The following table shows their balance on June 30th, 2004:

			R$ million
Securities Available for Sale	Amortized Cost	Market Value Adjustment	Market Value
Federal government	342	-	342

Foreign Government	66	-	66

Corporate debt securities	2,199	(102)	2,097

Bank debt securities	287	6	293

Marketable equity securities	114	(16)	98

Open Mutual funds	341	-	341

Total	3,349	(112)	3,237
Tax effect		38
Total (-) tax credit		(74)

Unibanco classifies as held to maturity those securities which it has the intention and the financial capability to keep in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interest. The following tables show their balance on June 30th, 2004:

R$ million
Securities Held to Maturity	Amortized Cost
Federal government	3,605

Brazilian sovereign debt	2,152

Corporate debt securities	304

Bank debt securities	113

Total	6,174

Securities held to maturity funded with third parties resources	Balance on June 30, 2004 (R$ million)	Average Interest Rate per Annum (%)	Average Maturity in Months
I. Securities (indexed/denominated in US$)	5,596	10.01	46
Third parties resources (denominated in US$)	5,596	4.56	46
Annual spread		5.21
II. Other securities - indexed to IGPM	429	9.60	234
Third parties resources	429	6.00	234
Annual spread		3.39
III. Securities - indexed by Selic	149	15.80	26
Third parties resources	149	6.00	26
Annual spread		9.25
Total securities held to maturity	6,174	10.12	50

The market value of such securities stood at R$6,277 million on June 30th, 2004. The weighted average spread of this portfolio, funded by third parties, was 5.2% per annum in June 2004.

Loan Portfolio

Consolidated loan portfolio stood at R$30,045 million in June 2004, an increase of 14.7% and 9.9% in the last twelve and three months, respectively. The following tables show loan portfolio by type of client, by segment, and by business:

					R$ million
Balance of Loans by Client Segment	Jun-04	Mar-04	Jun-03	Quarter Change (%)	Annual Change (%)
Total Corporate	19,076	17,816	17,297	7.1	10.3
Large corporate	14,021	13,139	13,045	6.7	7.5
Middle market	1,726	1,699	1,536	1.6	12.4
Small companies	3,329	2,978	2,716	11.8	22.6

Total Individuals	10,969	9,527	8,898	15.1	23.3
Multiple Bank and other companies	6,012	5,682	5,294	5.8	13.6
Fininvest / Creditec	1,235	1,141	1,103	8.2	12.0
LuizaCred (1)	166	162	118	2.5	40.7
PontoCred (1)	378	343	279	10.2	35.5
Unicard (2) / Credicard (3) / HiperCard	3,178	2,199	2,104	44.5	51.0

Total	30,045	27,343	26,195	9.9	14.7
(1) 50% stake in LuizaCred and PontoCred.
(2) Unicard - Banco Múltiplo S.A.- since April 2003 denomination of Banco Bandeirantes which merged Credibanco - Cartão Unibanco.
(3) 33% stake in Credicard.

					R$ million
Loan Portfolio by Business Activity	Jun-04	Mar-04	Jun-03	Quarter Change (%)	Annual Change (%)
Manufacturing	9,236	8,857	8,844	4.3	4.4
Other services	5,479	4,880	4,823	12.3	13.6
Retailers	3,058	2,858	2,509	7.0	21.9
Agribusiness	775	842	693	-8.0	11.8
Individual	10,969	9,527	8,898	15.1	23.3
Other	528	379	428	39.3	23.4
Total Risk	30,045	27,343	26,195	9.9	14.7

The following chart shows the growth in companies and individuals portfolio. Credit card companies, consumer finance portfolio, and small, micro and medium companies loans posted greater growth.

Balance and Changes in Allowance for Loan Losses

At the end of June 2004, the balance for the consolidated allowance for loan losses totaled R$1,545 million, representing 5.1% of the portfolio. This allowance was composed of:

  R$631 million according to Resolution 2682, related to overdue credits;
  R$647 million according to risk parameters of Resolution 2682, related to falling due credits;
  R$267 million based on more conservative percentages than those required by the Regulatory Authority.
								R$ million
Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Required		Excess Provision above Res. 2682	Total Provisions	% of Portfolio
				Overdue Installments	Falling due Installments
AA	0.0	11,766	39.2	-	-	14	14	0.1
A	0.5	11,337	76.9	-	57	30	87	0.8
B	1.0	2,424	85.0	3	21	21	45	1.9
C	3.0	2,072	91.9	5	57	60	122	5.9
D	10.0	884	94.8	28	60	123	211	23.9
E	30.0	472	96.4	46	96	10	152	32.2
F	50.0	253	97.2	69	57	7	133	52.6
G	70.0	192	97.9	81	53	2	136	70.8
H	100.0	645	100.0	399	246	-	645	100.0
TOTAL		30,045		631	647	267	1,545
% of portfolio							5.1%

Credit portfolio posted improvement in quality when comparing June 2004 to June 2003 figures. Highlights are:

  AA-A portfolio balance improved from 68.4% to 76.9% of the total credit. Compared to June 2003, the June 2004 portfolio posted additional R$5,194 million in credits classified in this group.
  D-H portfolio balance over total loan portfolio improved from 9.5% in June 2003 to 8.1% in June 2004. When compared to June 2003, the portfolio classified in this group, showed a R$36 million decrease.

Allowance for loan losses over the balance of loans for which the payment of a portion of the principal or interest have been past due for 60 days or longer (non-accrual portfolio) reached 110.0%. The ratio of non-accrual portfolio over the total loan portfolio was 4.7% in June 2004.

The following tables show the loan portfolio classification and allowances for loan losses by company as of June 2004:

				R$ million
Portfolio Classification, by Risk	Multiple Bank and Other Companies	Consumer Finance Companies	CDC and Auto Financing	Total
AA	10,850	487	429	11,766
A	5,598	3,434	2,305	11,337
B	1,940	323	161	2,424
C	1,824	148	100	2,072
D	711	133	40	884
E	342	112	18	472
F	121	118	14	253
G	87	95	10	192
H	456	158	31	645
Total	21,929	5,008	3,108	30,045

				R$ million
Provisions for Loan Losses, by Risk	Multiple Bank and Other Companies	Consumer Finance Companies	CDC and Auto Financing	Total
AA	14	-	-	14
A	37	39	11	87
B	30	13	2	45
C	107	12	3	122
D	184	22	5	211
E	108	39	5	152
F	65	61	7	133
G	64	67	5	136
H	456	158	31	645
Total	1,065	411	69	1,545

Whereas the portfolio expanded by 9.9% during the quarter, the provision required during this period dropped by 17.8%. This improvement in credit quality is also reflected on the ratio that measures net write-off vs. total risk. The following tables show the changes in provisions for credit losses and the recoveries.

					R$ million
Allowance for Loan Losses	2Q04	1Q04	2Q03	1H04	1H03
Allowance for loan losses (opening balance)	1,396	1,549	1,458	1,549	1,591
Provision for loan losses	316	313	413	629	697
Required provision	264	321	389	585	709
Additional provision	52	(8)	24	44	(12)
Opening balance from acquired company	145	3	-	148	-
Loan write-off	(312)	(469)	(390)	(781)	(807)
Allowance for loan losses (closing balance)	1,545	1,396	1,481	1,545	1,481

Loan recovery	74	62	97	136	180
Net write-off	(238)	(407)	(293)	(645)	(627)
Net write-off / Total Risk (%)	0.8	1.5	1.1	2.1	2.4

Funding

The following table shows Unibanco’s total funding:

					R$ million
Funding Balance	Jun-04	Mar-04	Jun-03	Quarter Change (%)	Annual Change (%)
Total funds in local currency	47,132	42,140	37,981	11.8	24.1
Total funds in foreign currency	16,077	14,666	13,991	9.6	14.9
Total funds	63,209	56,806	51,972	11.3	21.6
Assets under management	30,503	29,324	23,025	4.0	32.5
Total funds + third-parties assets under management	93,712	86,130	74,997	8.8	25.0

On June 30, 2004, Unibanco’s overall funding reached R$93,712 million, including R$30,503 million in investment funds and assets under management. Total local and foreign funding stood at R$63,209 million by the end of June 2004.

Assets under management and investment funds managed by UAM - Unibanco Asset Management, ended June 2004 with R$30,503 million in assets, up 32.5% compared to June 2003 and 4.0% compared to March 2004. (also refer to Businesses Highlights - Wealth Management).

The following table shows funding in local and foreign currency:

					R$ million
Funds in Local Currency	Jun-04	Mar-04	Jun-03	Quarter Change (%)	Annual Change (%)
Total funds in local currency	47,132	42,140	37,981	11.8	24.1
Total deposits	26,426	24,731	22,422	6.9	17.9
Demand deposits	2,254	1,945	2,459	15.9	-8.3
Savings deposits	5,399	5,386	5,170	0.2	4.4
Interbank deposits	194	195	53	-0.5	266.0
Time deposits	18,579	17,205	14,740	8.0	26.0
Funds obtained in the open market	8,722	5,909	4,821	47.6	80.9
Debentures and mortgage notes	634	795	718	-20.3	-11.7
Local onlendings (BNDES funds)	4,832	4,816	4,909	0.3	-1.6
Subordinated Debt	340	328	248	3.7	37.1
Tech. provisions for insurance, annuities and pension plans	5,063	4,641	3,716	9.1	36.2
Others	1,115	920	1,147	21.2	-2.8

In this quarter, time deposits in domestic currency increased by R$1,374 million. Roughly 27% of this growth resulted from the SuperPoupe (“SuperSave”) product, a time deposit certificate designed for retail clients, with a larger spread than that of traditional time deposits.

					R$ million
Funds in Foreign Currency	Jun-04	Mar-04	Jun-03	Quarter Change (%)	Annual Change (%)
Total funds in foreign currency	16,077	14,666	13,991	9.6	14.9
Total deposits	2,902	2,683	1,556	8.2	86.5
Demand deposits	699	580	675	20.5	3.6
Savings deposits	572	412	265	38.8	115.8
Interbank deposits	-	150	30	0.0	0.0
Time deposits	1,631	1,541	586	5.8	178.3
Funds obtained in the open market	1,432	1,232	498	16.2	187.6
Local onlendings (BNDES funds)	274	274	293	0.0	-6.5
Foreign onlendings	264	250	265	5.6	-0.4
Finance lines for exports and imports	3,554	2,587	3,255	37.4	9.2
Eurobonds and commercial paper	1,723	2,288	3,742	-24.7	-54.0
Subordinated Debt	1,338	1,184	575	13.0	132.7
Securitization	3,191	2,454	1,772	30.0	80.1
Other	1,399	1,714	2,035	-18.4	-31.3

Funding in foreign currency posted an increase of 14.9% Y-o-Y, totaling R$16,077 million at the end of June 2004, mainly due to the appreciation of the dollar during the period.

Unibanco issued a US$100 million Eurobond in January 2004. The 18-month transaction matures on August 10th, 2005, and offers a 3% coupon per annum and semi-annual payments. The launch price was 99.927%, providing investors with a 3.05% yield per annum.

In May 2004, Unibanco completed a new securities issue, through a program of securitization of payment orders, to a total of US$ 200 million. The Notes have a seven-year term and pay interest on a quarterly basis; they mature on April 15th, 2011. Amortization will take place in equal and consecutive payments starting on July 15th, 2007. The issue’s duration is five years and it offers a U.S. dollar coupon of 0.50% a year over the U.S. quarterly Libor rate.

Capital Adequacy and Fixed Assets Ratios

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	18.1	16.7
Changes in risk weighted assets	(1.0)	(1.0)
Net foreign exchange exposure	(1.1)	(1.7)
Changes in market risk - interest rates	(0.1)	(0.1)
Stockholders' equity growth	0.8	2.8
Tier I	0.7	1.5
Tier II - December 2003	0.1	1.3
BIS Ratio on June 30, 2004	16.7	16.7

The BIS ratio stood at 16.7%, above the minimum required by the Brazilian Central Bank of 11%.

The table below shows the reference equity breakdown between Tier I and Tier II capital in June 2004:

	Reference Equity (R$ million)	BIS ratio (%)
Tier I	7,860	14.0
Tier II	1,526	2.7

Total	9,386	16.7

In June 2004, the Fixed Asset ratio stood at 48.3%.

Performance Overview

Results

Net income in 1H04 stood at R$581 million, up 18.3% when compared to the same period of last year. In 2Q04, Unibanco reached a net income of R$305 million, up 11.7% when compared to 2Q03.

The financial margin after provision for loan losses, of R$2.347 million in 1H04, increased by 6.6% compared to the figure of 1H03. Financial margin, adjusted by the net impact on investments abroad, stood at 8.7% in 1H04, the same level compared to the previous year. In 2Q04, the financial margin was 8.4%.

R$ million
Financial Margin	2Q04	1Q04	2Q03	1H04	1H03
Revenue from financial intermediation	3,414	2,891	2,066	6,305	4,950
Expenses on financial intermediation	(1,956)	(1,373)	(484)	(3,329)	(2,051)
Financial margin (before provision for loan losses) (A)	1,458	1,518	1,582	2,976	2,899
Provision for loan losses	(316)	(313)	(413)	(629)	(697)
Financial margin (after provision for loan losses)	1,142	1,205	1,169	2,347	2,202

Total Average Assets (-) Average Permanent (B)	71,791	67,045	64,733	69,741	67,398

Annualized Net Financial Margin (%) (A/B)	8.4	9.4	10.1	8.7	8.8

Investments abroad totaled R$1.9 billion and R$2.0 billion at the end of June 2004 and March 2004, respectively. During the course of 1H04, these investments abroad were reduced by dividends payments, as shown below:

R$ million
	2Q04	1Q04	2Q03	1H04	1H03
Investments Abroad (opening balance)	674	842	999	842	1,015
Net Income	31	49	114	80	161
Dividends paid	(114)	(220)	(167)	(334)	(268)
Market value adjustments	15	3	7	18	45
Investments Abroad (closing balance)	606	674	953	606	953

During 2Q04, these investments were almost 100% hedged, reducing the effect of exchange rate fluctuation in the quarter. Income tax and social contribution expenses are impacted by the non-deductibility of the exchange rate fluctuation, as shown below:

R$ million
Impact on Investments Abroad	2Q04	1Q04	2Q03	1H04	1H03
Exchange rate fluctuation on investments abroad	97	8	(442)	105	(642)
Hedge on investments abroad	(63)	34	470	(28)	605
Net impact before income tax and social contribution	34	42	28	77	(37)

Tax effects from exchange rate fluctuation on investments abroad	33	3	(150)	36	(218)

Net impact after income tax and social contribution	67	45	(122)	113	(255)

The following table shows the balance of assets and liabilities in foreign and local currencies, and the net exposure:

R$ million
	June 30, 2004
	Local Currency	Foreign Currencies	Consolidated
Cash and due from bank / Interbank investments	11,578	3,550	15,128
Marketable securities	12,391	6,555	18,946
Trading	8,589	588	9,177
Available for sale	2,891	346	3,237
Held to maturity	579	5,595	6,174
Derivative financial instruments	332	26	358
Interbank accounts	4,613	254	4,867
Net loans	21,698	6,504	28,202
Loans	22,920	6,827	29,747
Allowances for loan losses	(1,222)	(323)	(1,545)
Other assets	11,988	880	12,868
Total assets	62,268	17,743	80,011

Deposits	26,426	2,902	29,328
Securities sold under repurchase agreements (open market)	8,722	1,432	10,154
Resources from securities issued	634	1,723	2,357
Interbank accounts	561	35	596
Borrowings and onlending	5,038	4,699	9,737
Financial derivative instruments	258	6	264
Other liabilities	13,431	5,673	19,104
Minority interest	767	-	767
Stockholders' equity	7,704	-	7,704
Total liabilities	63,541	16,470	80,011

Derivatives and leasing operations	4,239	(1,962)	2,277
Operations to mature (with no exposure risk), foreign strategic shareholder and others		(458)

Net exposure - BIS ratio		(1,147)

The following chart demonstrates net revenues by business:

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

R$ million
Fees from Services Rendered	2Q04	1Q04	2Q03	1H04	1H03
Banking fees and other fees and commissions	403	406	390	809	741
Credit Cards	321	244	246	565	484
Unibanco's Cards	163	108	108	271	216
Credicard	158	136	138	294	268
Assets under management	96	91	73	187	146
Total fees from services rendered	820	741	709	1,561	1,371

In 1H04, total fees amounted to R$1,561 million, an increase of 13.9% when compared to 1H03. In 2Q04, total fees reached R$820 million, increasing 10.7% when compared to last quarter.

In 1H04, banking fees reached R$809 million, increasing 9.2% compared to 1H03. Fee revenues from the credit card business reached R$565 million in 1H04, growing 16.7% Y-o-Y. Revenues from credit cards reached R$321 million in 2Q04, influenced by the consolidation of HiperCard in this quarter.

Fee revenues from assets under management reached R$187 million in 1H04, presenting a growth of 28.1% over the past year. During the same period, the volume of assets under management increased 32.5%.

Fee revenues over administrative and personnel expenses (recurrent revenues and expenses) increased from 63.5% in 1H03 to 65.4% in 1H04, as shown below.

Personnel and Administrative Expenses

The table below shows the breakdown of Unibanco’s personnel and administrative expenses for the indicated periods, detaching separately the effect of the recent acquisitions:

R$ million
Personnel and Administrative Expenses	2Q04	1Q04	2Q03	1H04	1H03
Multiple bank	761	729	694	1,490	1,361
Subsidiaries (excluding acquired companies)	435	410	403	845	798
Subtotal	1,196	1,139	1,097	2,335	2,159
Acquired companies	46	4	-	50	-
Total	1,242	1,143	1,097	2,385	2,159

R$ million
Personnel Expenses	2Q04	1Q04	2Q03	1H04	1H03
Multiple bank	356	333	304	689	589
Subsidiaries (excluding acquired companies)	117	125	117	242	232
Subtotal	473	458	421	931	821
Acquired companies	11	1	-	12	-
Total	484	459	421	943	821

Excluding the acquisitions, total personnel expenses grew R$110 million (13.4%) in 1H04 compared to the same period last year. In 2Q04, these expenses increased R$15 million (3.3%) when compared to the previous quarter.

At the Multiple Bank, in 1H04 personnel expenses presented a R$100 million (17.0%) growth Y-o-Y, as a result of the increase in the sales force in the branch network, and the wage increase of 12.6% after the collective bargaining agreement applicable to the bank employees category in September 2003. When compared to last quarter, the increase of R$23 million (6.9%) in 2Q04 is explained by the seasonal effect of employees’ vacations.

Personnel expenses in the bank’s subsidiaries, excluding the effect of the acquisitions, presented a growth of only R$10 million in 1H04, or 4.3% when compared to 1H03, even considering the average wage increase of 12.0% as a result of the collective agreements of last year.

In 2Q04, personnel expenses in the bank’s subsidiaries, not considering the acquisitions, dropped by R$8 million (6.4%) comparing to 1Q04, mostly influenced by the external administrative services of call center in Credicard.

The table below shows the breakdown of other administrative expenses:

R$ million
Other Administrative Expenses	2Q04	1Q04	2Q03	1H04	1H03
Multiple bank	405	396	390	801	772
Subsidiaries (excluding acquired companies)	318	285	286	603	566
Subtotal	723	681	676	1,404	1,338
Acquired companies	35	3	-	38	-
Total	758	684	676	1,442	1,338

In 1H04, the subtotal of other administrative expenses presented an increase of R$66 million (4.9%) compared to 1H03. Compared to 1Q04, the expenses posted a growth of 6.2% in the 2Q04.

The Multiple Bank was impacted by R$29 million (3.8%) in 1H04 due to the readjustment of the public utilities tariffs, rental and software maintenance contracts, lease agreements, mailing expenses, larger expenses with marketing campaigns and the external administrative services in Credicard.

In the 2Q04, the increase of R$42 million (6.2%) in the subtotal compared to 1Q04, is explained by the increase of R$17 million in marketing campaigns and in Credicard expenses, as mentioned above.

The table below shows the breakdown of other administrative expenses:

R$ million
Other Administrative Expenses	2Q04	1Q04	2Q03	1H04	1H03
Third-party services	250	220	200	470	422
Leasing of equipments	2	7	7	9	15
Data processing and telecomunications	101	103	93	204	191
Depreciation and amortization	94	89	73	183	157
Facilities - maintenance and preservation	153	137	112	290	239
Advertising and publicity	72	41	62	113	102
Financial system services cost	19	22	23	41	40
Transportation	14	14	18	28	32
Material	19	11	14	30	24
Others	34	40	74	74	116
Total	758	684	676	1,442	1,338

Other Operating Income and Expenses

In 2Q04, other operating income and expenses account was an expense of R$225 million, the same level of the previous quarter when it reached R$219 million.

Businesses Highlights

BNL Brasil Acquisition

Unibanco acquired, based on the balance sheet of May 31st 2004, the total capital of Banco BNL do Brasil S.A. (BNL Brasil) from Banca Nazionale del Lavoro S.p.A. (BNL). BNL received one billion of Units and will own, directly and indirectly,1.43% of Unibanco’s capital. The transaction is subject to the approval of the relevant regulatory authorities.

BNL Brasil owned a credit portfolio of R$698.5 million further to credit card and consumer finance operations that includes some 107 thousand clients and 96 thousand cards issued.

The transaction also includes the creation of an Italian Desk at Unibanco, which will allow BNL and Unibanco to offer business opportunities and services to Italian companies in Brazil.

Retail

During the 1H04, 342 thousand new checking accounts were opened. Checking-account holders plus investors in savings accounts, and retirees reached, at the end of the semester, 6.2 million clients under the Unibanco brand. The average number of products per checking account holder stood at 6.3, above the 5.7 figure of June 2003.

The total client base of Unibanco Group reached 16.6 million at the end of June 2004, as illustrated in the graph below:

Client Base

Unibanco and its associated companies, Fininvest, LuizaCred, PontoCred, and Tecban (Banco 24 Horas), reached 14.069 points of service at the end of June 2004, distributed as follows:

  867 branches and in-store branches (inside supermarkets and stores);

  398 corporate-site branches;

  164 Fininvest stores, including 49 Creditec points-of-sale converted into Fininvest stores;

  10,055 Fininvest points-of-sale (retailers);

  182 LuizaCred stores;

  333 PontoCred stores; and

  2,070 Banco 24 Horas sites (ATMs).

The recent acquisitions have added:

  162 Creditec points-of-sale and 64 Creditec stores (49 of them already converted into Fininvest stores); and

  63,258 points-of-sale affiliated to HiperCard credit card, in addition to the 119 Bompreço stores.

The Consumer Companies

Unibanco’s Consumer Companies focus in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (a partnership established with Globex, Ponto Frio stores), LuizaCred (a partnership signed with Magazine Luiza department store chain), and, more recently, also by Tricard, Creditec, and HiperCard.

CREDIT CARD COMPANIES

R$ million
2Q04 Financial Information	UNICARD (1)	HIPERCARD (3)	GRUPO CREDICARD
Net income	30	20	160
(%) Equity stake	100	100	33
Equity income	30	20	55
Credit portfolio(2)	1,045	836	3,890
Provision for loan losses(2)	46	19	91
Annualized ROAE	54.3%	31.0%	200.7%

Business Information (2)
Portfolio (million of credit cards)	5.2	2.5	7.3
Billings	1,593	1,400	4,697
Number of transactions (million)	21	23	61
Average Ticket (R$)	75	60	77
(1)	Credit card business: former Cartão Unibanco transactions included in Unicard - Banco Múltiplo SA
(2)	When referring to Credicard, data refers to the stand-alone company
(3)	From March 1st to June 30, 2004

Unicard

Unicard’s credit card business had earnings of R$30 million in 2Q04. In the 1H04, earnings stood at R$63 million, an increase of 16.7% when compared to 1H03. The 1H04 annualized ROAE was 57.9%.

Billings, measured in terms of volume of purchases and withdrawals, reached R$1,593 million in 2Q04, a 12.7% growth vs. 1Q04 and 21.3% above 2Q03. The credit portfolio reached R$1,045 million in the quarter, 6.2% above the previous period. In June, the number of cards issued stood at 5.2 million, up 8.3% Q-o-Q and 30% Y-o-Y.

Following are the main indicators of the credit card business of Unicard:

R$ million
Financial Information	2Q04	1Q04	2Q03	1H04	1H03
Earnings	30	33	31	63	54
Fees	55	53	50	108	101
Credit portfolio(2)	1,045	984	967	1,045	967
Provision for loan losses(2)	46	36	44	82	88
Annualized ROAE	54.3%	70.8%	140.1%	57.9%	89.4%

Business Information
Portfolio (number of credit cards, in million)	5.2	4.8	4.0	5.2	4.0
Billings(1)	1,593	1,413	1,313	3,006	2,516
Number of transactions (# million)	21	20	18	41	35
Average ticket (R$)	75	71	74	73	72
Financed volume	426	428	413	428	400
(1)	Includes merchant installment sales
(2)	Individuals

HiperCard

HiperCard, the credit card business from Bompreço supermarket chain and acquired by Unibanco in March 2004, had net earnings of R$20 million from March 1st to June 30th 2004. ROAE was 31.0% in the quarter. At the end of June, Hipercard’s credit portfolio stood at R$836 million, comprising 63,258 affiliated stores and 2.5 million cards and 1.7 million clients.

Credicard Group

The Credicard Group – formed by Credicard, Redecard, and Orbitall contributed with R$55 million to Unibanco’s 2Q04 results. The volume of transactions of Credicard increased by 7% in 2Q04, when compared to the same period of last year, totaling 61 million.

Following are Credicard’s main indicators:

R$ million
Financial Information	2Q04	1Q04	2Q03	1H04	1H03
Net income	160	132	136	292	268
Equity income	55	46	43	101	84
Credit portfolio (1)	3,890	3,645	3,402	3,890	3,402
Provision for loan losses(1)	91	84	102	175	184
Annualized ROAE	200.7%	144.1%	164.8%	142.5%	144.6%

Business Information
Portfolio (million of cards)	7.3	7.1	6.9	7.3	6.9
Billings	4,697	4,260	4,332	8,957	8,342
Number of transactions (million)	61	56	57	117	108
Average ticket (R$)	77	75	75	76	77
Financed volume	1,026	960	957	993	923
(1)	Information related exclusively to the Credicard business

CONSUMER FINANCE COMPANIES

R$ million
2Q04 Financial Information	FININVEST	LUIZACRED (1)	PONTOCRED
Net income	47	4	8
(%) Equity stake	100	50	50
Equity income	47	2	4
Credit portfolio	1,220	332	759
Provision for loan losses	94	11	32
Annualized ROAE	47.7%	36.9%	20.6%

Business Information
Portfolio (million of clients)	4.3	1.2	3.2
Billings	1,003	164	509
Number of transactions (million)	14	1	1
Average Ticket (R$)	73	188	490
(1)	Result consolidated at Fininvest

Fininvest

Fininvest’s equity income was of R$47 million in 2Q04, an increase of 6.8% Q-o-Q and 104.3% Y-o-Y. Annualized ROAE was 47.7% in the period. The equity income accumulated figure for the 1H04 reached R$91 million, up 82% Y-o-Y and ROAE in the period stood at 46.1%.

The company, excluding LuizaCred, ended 1H04 with R$1,220 million in credit portfolio, a 4.2% growth when compared to 1Q04 and 8.5% over the last 12 months. Revenues in the quarter reached R$1,003 million, a 12.2% growth Q-o-Q and up 13.7% Y-o-Y.

Active customers totaled 4.3 million at the end of June, when Fininvest had 164 stores (including the 49 Creditec stores converted into Fininvest stores) and 10,055 points-of-sale.

Fininvest has signed a partnership with retail chain Lojas Americanas S.A. (LASA) to extend credit to the chain’s clients. LASA, founded 75 years ago, owns 130 points-of-sale in 18 Brazilian states and the Federal District and its stores are visited by approximately 1 million clients daily.

This semester, Fininvest launched the Ipiranga card, the first private-label card in the fuel market. Ipiranga has more than 4,500 Ipiranga flag gas stations.

The table below shows Fininvest’s main indicators:

R$ million
Financial Information	2Q04	1Q04	2Q03	1H04	1H03
Equity income	47	44	23	91	50
Credit portfolio (excluding LuizaCred)	1,220	1,171	1,124	1,220	1,124
Fees	64	55	59	119	116
Provision for loan losses (excluding LuizaCred)	94	78	85	172	156
Annualized ROAE	47.7%	50.2%	35.2%	46.1%	38.9%

Business Information
Portfolio (million of clients )	4.3	4.1	3.7	4.3	3.7
Billings	1,003	894	882	1,897	1,741
Number of transactions (# million)	14	13	11	27	21
Average ticket (R$)	73	70	81	71	82

LuizaCred

LuizaCred, a Fininvest subsidiary, posted earnings of R$4 million in 2Q04 with annualized ROAE of 36.9% for the period. In 1H04, LuizaCred had net income of R$11 million, 37.5% above 1H03. The volume of financed sales reached R$164 million in the quarter, up 7.9% Q-o-Q and 33.3% Y-oY. The company ended the semester with 1.2 million active customers and R$332 million in loan portfolio, an increase of 40.7% over the last 12 months.

The following table presents LuizaCred’s main indicators:

R$ million
Financial Information	2Q04	1Q04	2Q03	1H04	1H03
Earnings	4	7	4	11	8
Equity income	2	3	2	5	4
Credit portfolio	332	323	236	332	236
Provision for loan losses	11	9	6	20	12
Annualized ROAE	36.9%	76.2%	65.0%	49.9%	58.3%

Business Information
Portfolio (million of clients )	1.2	1.1	0.9	1.2	0.9
Billings	164	152	123	316	224
Number of transactions (million)	0.9	0.7	0.6	1.6	1.1
Average ticket (R$)	188	213	190	199	198

PontoCred

PontoCred posted net income of R$8 million in 2Q04, up 33.3% Y-o-Y. Accumulated net income for 1H04 was R$ 23 million with annualized ROAE at 31% in the period. At the end of June, the loan portfolio totaled R$759 million, an increase of 36% in 12 months. The total number of active customers reached 3.2 million.

The table below shows PontoCred’s main figures:

R$ million
Financial Information	2Q04	1Q04	2Q03	1H04	1H03
Net income	8	15	6	23	14
Equity income	4	8	3	12	7
Credit portfolio	759	687	558	759	558
Provision for loan losses	34	26	36	60	66
Annualized ROAE	20.6%	45.0%	20.1%	31.0%	23.9%

Business Information
Portfolio (million of clients)	3.2	2.9	2.5	3.2	2.5
Billings	509	394	368	903	715
Number of transactions (million)	1.0	0.8	0.8	1.8	1.6
Average ticket (R$)	490	495	456	492	456

Dibens

Banco Dibens, a partnership with Grupo Verdi, specialized in cars, trucks and buses financing, posted net income of R$1.6 million in 2Q04 and R$ 3.8 million in 1H04. The bank ended the period with a R$1,668 million loan portfolio, up 27.6% Y-o-Y.

Unibanco Capitalização

The annuity business of Unibanco Capitalização ended 2Q04 posting gross sales of R$82 million, up 20.6% when compared to the same period of last year and up 13.9% when compared to 1Q04. The gross sales accumulated figure for the semester was R$154 million, up 13.2% Y-o-Y.

The managerial result in 2Q04 reached R$19 million, representing a growth of 35.7% when compared to 1Q04 and 11.8% above 2Q03. The accumulated result of the annuity business reached R$34 million in the semester.

Investshop

Unibanco Investshop Corretora , Investshop Corretora new denomination, reached R$2.4 billion in trading volume in 2Q04, a 200% growth when compared to the same period of last year. On March 1 st 2004, Unibanco Corretora started using the operational platform of Unibanco Investshop Corretora in the São Paulo Stock Exchange (Bovespa), aiming at rationalize, increase synergies and modernize the operational processes of both brokerage houses. Investshop is the largest online broker in Latin America with a special performance in the investment funds and federal public bonds ( Tesouro Direto ) distribution, having a 13.1% market share of the “home broker” trading volume in the São Paulo Stock Exchange (Bovespa).

Blockbuster

BWU Com . e Entretenimento Ltda., Blockbuster Video's master franchisee in Brazil , ended the semester with 119 stores, of which 111 are wholly-owned and 8 are sub-franchisees. The company posted gross revenues of R$72.6 million and equity income of R$1.9 million to Unibanco, which owns 60% of the company.

Wholesale

Mergers and Acquisitions

During the first semester, Unibanco kept its leadership in mergers and acquisitions, as the most active Brazilian bank in this segment in the domestic market, according to Thomson ranking. During this period, Unibanco acted as financial advisor in 6 mergers and acquisitions transactions, totaling a volume of more than R$1,255 million.

Syndicated Loans

In the 2Q04, Unibanco led syndicated loan transactions in Reais to Coelce, Global Telecom and Sanasa and also participated in other transactions, totaling a volume of R$ 669 million.

Correspondent Banking

Unibanco ended 1H04 with more than US$1.6 billion of funds borrowed from correspondent banks. It is also worth mentioning the expressive figure of US$1.3 billion in import credit lines funding provided by 26 trade credit exports agencies and multilateral organizations. The main highlights of the period are the contracts signed with the Japan Bank for International Cooperation (JBIC) for a ¥ 2 billion credit line and another US$20 million credit line, and the with the Export Import Bank of India (India Eximbank) for the credit line of US$10 million. These transactions boost the import financing of Asian products and consolidate Unibanco's leadership in the local market in the multilateral institutions and governmental international trade agencies on-lending.

Foreign Exchange and Trade

Unibanco stepped up its short-term export financing activities (ACC and ACE), having closed contracts in 1H04 of a total of US$932 million, almost the same volume in contracts for the entire year of 2003 (US$1 billion).

Unibanco sought product diversification, focusing on the structuring of differentiated transactions, among which a contract for a pioneering Export Credit Note stands out. This contract, totaling US$100 million for a three-year term, was one of the first of its kind in the market.

In terms of foreign exchange import contracts, Unibanco closed transactions in the amount of US$2.3 billion, from a total market volume of US$25.2 billion, thus increasing its participation to 9.3% (Source: Central Bank).

Project Finance

In the 1H04 , four financial advisory mandates were completed in the sanitation and electric power sectors, totaling R$1 billion in investments in infrastructure. In the sanitation sector, the highlight was a R$300 million issue of private debentures of the Companhia de Saneamento Básico do Estado de Minas Gerais S.A. – COPASA (the State of Minas Gerais Sanitation Company), for a 10-year term. The funds will be used in investments in the water supply and sanitary sewage systems, as part of a R$469 million investment program. In the electric energy sector, the highlight is the completion of financing transactions totaling R$132 million for the hydroelectric power stations of Itiquira (in the state of Mato Grosso do Sul) and Picada (in the state of Minas Gerais ). These power stations account jointly for investments in excess of R$ 500 million.

Equities

In 1H04 , Unibanco took part in all the Brazilian market's main stock offerings. One of the highlights was the R$878 million global offering of preferred stock of Gol – Linhas Aéreas Inteligentes ( Gol Intelligent Airlines) for which Unibanco acted as the Lead Coordinator of the Brazilian Offering. Unibanco was also one of the coordinators in the common stock offering of the CCR – Companhia de Concessões Rodoviárias , totaling R$375 million, and in the Natura Cosméticos cosmetic company offering, which amounted to R$768 million, and in the preferred stock offering of América Latina Logística – ALL (América Latina Logistics), which amounted to R$588 million. In the secondary market, Unibanco traded approximately R$6.2 billion at Bovespa.

Fixed Income

In 1H04 , Unibanco coordinated two transactions in the domestic fixed-income market. In the domestic market, the highlight was a R$1.2 billion issue of Braskem S.A. debentures. In the international market, Unibanco acted as a coordinator of a US$150 million issue maturing in 2009 for Odebrecht Overseas Ltd., guaranteed by its controlling company CNO - Construtora Norberto Odebrecht S.A.

In the secondary market, Unibanco traded some R$200 million in corporate securities in Brazil and US$8.5 billion in sovereign debt and corporate securities abroad.

Insurance, Extended Warranty and Private Pension Plans

The insurance, extended warranty and private pension fund businesses posted net income of R$79 million in 2Q04, up 36.2% Y-o-Y. The annualized ROAE was 23.4% in 2Q04.

2Q04's consolidated revenues for insurance, extended warranty and private pension plans amounted to R$1,163 million, 13.2% above 1Q04 and up 20.8% Y-o-Y.

Unibanco's insurance and pension fund companies ranked fourth in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8.5% market share (May 2004 figures, does not include extended warranty).

Consolidated insurance, extended warranty and private pension plans technical reserves amounted to R$4,847 million at the end of the semester, increasing 12% compared to 1Q04 and 36.2% vs. 2Q03.

Insurance and Extended Warranty

Insurance and extended warranty net premiums written totaled R$721 million in 2Q04, up 38.7% Y-o-Y. In 2Q04, an advertisement campaign of the new version of the women insurance was launched, boosting the sale of personal accident insurance policies in the period.

In the quarter, the results of Phenix, the insurance company acquired from Fiat Group at the end of 2003, were consolidated. Phenix insurance policies portfolios have been managed by Unibanco AIG Seguros since June 2004.

Insurance and Extended Warranty Combined Figures (1)	2Q04	1Q04	2Q03	1H04	1H03
Net premiums written - Insurance	721	657	520	1,378	1,154
Premiums retained	548	452	384	1,000	756
Premiums earned	533	414	379	947	730
Industrial result	81	71	74	152	133
Personnel and administrative expenses	(62)	(53)	(55)	(115)	(109)
Taxes and other operating expenses	(16)	(13)	(8)	(29)	(15)
Operating income	2	5	10	7	9
Financial income / Technical reserves	91	82	53	173	177
Income before taxes	94	87	64	181	186
Net income	79	69	58	148	151

Claims ratio % (2)	50.5	51.9	51.7	51.1	55.9
Combined ratio % (3)	99.6	98.8	97.4	99.3	98.8
Extended combined ratio %(4)	88.9	85.0	88.5	87.2	82.1
(1)	AIG Brasil, UASEG, Unibanco AIG Saúde and extended warranty . Unibanco AIG Previdência accounted by the equity method.
(2)	Claims / Premiums.
(3)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(4)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income)

Consolidated Insurance(1) Premiums Written (%)
	2Q04	1Q04	2Q03	1H04	1H03
Life + Casualties	24.1	20.2	23.8	22.1	20.5
Auto	25.7	27.0	25.7	26.3	24.3
Other P & C	45.5	47.9	45.3	46.8	50.7
Health	4.7	4.9	5.2	4.8	4.5
Total	100.0	100.0	100.0	100.0	100.0
(1)	Excludes extended warranty

The combined ratio, that measures the efficiency of the insurance companies, was 99.6% in 2Q04. The extended combined ratio, which includes financial revenues, reached 88.9%.

Personnel and administrative expenses (including DPVAT – Mandatory Auto Insurance) amounted to R$62 million in 2Q04. The permanent attention to processes and costs contributed to reduce the ratio of administrative expenses over retained premiums . In the quarter, this ratio was 11.3% compared to 14.3% in 2Q03.

Administrative expenses / Retained Premiums %

According to the latest industry data , released by SUSEP as of May 2004, Unibanco AIG Seguros maintained the leadership in the fire, D&O (Directors & Officers), international transportation, aviation, petrochemical risks and risks associated with power generation and distribution.

The insurance and extended warranty companies' technical reserves reached R$1,077 million at the end of 2Q04, up 13.7% Q-o-Q.

The extended warranty business, formed by UAW and Garantech, the latter a joint venture with Multibrás, posted a net income of R$ 1.5 million in 2Q04, up 14.5% Q-o-Q. Garantech's revenues in the period totaled R$86 million, approximately 4 times higher than the one obtained in 2Q03 and almost twice the 1Q04 figure. The revenue growth is related to the increase in the sale of home appliances and to a contract signed with a leading Brazilian retailer. Altough there is no official statistics of the segment, the company estimates that based on its home appliances sales penetration and on its client base , it has a market share of above 80% in its business.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$14 million in 2Q04, up 7.7% Y-o-Y. Revenues for the quarter reached R$442 million, up 19.5% Q-o-Q.

Unibanco AIG Previdência ranked fourth in pension plan sales up to May 2004, with 9.9% market share, according to the ANAPP official data . Revenue growth is related to a good performance on the PGBL and VGBL products sales program in Unibanco's branches, and to new corporate accounts.

As for the sale of corporate pension plans, according to ANAPP's data for May 2004, Unibanco AIG Previdência ranked first in terms of accumulated sales for the year, with a volume of R$468 million. The company services approximately 1,200 corporate clients and 689 thousand individual customers.

Technical reserves stood at R$3,370 million at the end of 1H04 , up 11.6% Q-o-Q and 38.5% Y-o-Y.

Wealth Management

Unibanco Asset Management (UAM) ended 2Q04 with R$30.5 billion in assets under management and custody, up 32.5% Y-o-Y and 13.2% when compared to December 2003. The semester accounted for positive fund raising of R$1.8 billion, mainly from the retail and institutional segments. In June 2004, UAM was ranked 5 th in ANBID's Global Ranking of Third Parties' Assets under Management, going up two positions in the quarter. Also in June 2004, UAM's market share was 4.9%, compared to 4.7% in the same month of the previous year.

Funds Breakdown

(1) Includes off-shore| Source: Anbid

The Private Banking business ended the 2Q04 with assets under management of R$11.7 billion, which represents an increase of 18% Y-o-Y.

R$4.2 billion of the total Private Bank assets under management came from investment in funds and managed portfolios , representing a market share of 9%, holding the 2 nd position in the segment's global ranking published by ANBID in June 2004.

Unibanco Pessoas (Human Resources)

In June 2004, Unibanco's staff totaled 29,319 professionals, an increase of 1,090 employees when compared to March 2004. This growth in 1Q04 is mainly due to the incorporation of Creditec's and HiperCard's staff .

In 2Q04, about R$6.2 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad, and the People Management Program. Since the inception of the latter, in October 2003, 73% of Unibanco's managers were trained, including 1,277 managers in 2Q04.

The new Private Retirement Plan for employees, called Futuro Inteligente (Intelligent Future), offers a number of improved features, such as the opportunity to contribute with higher percentages than those allowed in the former plan, based on the participant's age range; the possibility of retiring as from the age of 50; and four alternatives for enjoying the benefits of the plan in the event that the employee leaves the company prior to retiring. The program is offered to all employees and allows for rising company contributions, depending on the returns on equity.

As part of the significant changes in organizational structure announced in April 2004, Unibanco offered to a group of executives a specific program allowing them to anticipate retirement with unique benefits.

Corporate Governance

The best corporate governance practices have long been routine at Unibanco and Unibanco Holdings day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, complying with to basic requirements of transparency and market credibility. Backed by a professional management, the bank adopted clear management procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and the capacity to act promptly whenever required by scenario changes.

Organizational Structure Changes

During 2Q04, the changes in the highest level of the organization were finalized:

The following executives now report directly to Mr. Pedro Moreira Salles, CEO of the bank:

  Márcio Schettini: Retail
  João Dionísio Amoêdo: Wholesale
  José Rudge: Insurance
  Demósthenes Pinho Neto : Wealth Management
  Geraldo Travaglia: Planning, Control and Operations
  Daniel Gleizer: Risk and Macro Research
  Lucas Melo: Legal , Compliance, Auditing and Governmental Relations
  Marcos Caetano: Corporate Communication
  Marcelo Orticelli: Unibanco People (Human Resources)

The Board of Directors is formed by the following members:

  Chairman: Pedro Sampaio Malan
  Vice-Chairman: Pedro Moreira Salles

Directors:

  Armínio Fraga
  Gabriel Jorge Ferreira
  Israel Vainboim
  Joaquim Francisco de Castro Neto
  Pedro Bodin

The Board Members and Executives election that occurred in the semester is pending Brazil 's Central Bank homologation.

Reverse Stock Split

Unibanco and Unibanco Holdings initiated the necessary procedures for the implementation of the reverse stock split of their shares (common, preferred and Units). The reverse stock split will be done at the ratio of 100 shares for every 1 share and will be effective as of August 30 th 2004 . The shares will be quoted on a per share basis and will be negotiated in lots of 100 shares. In the same date, the Global Depositary Receipts (GDRs) traded abroad will each represent 5 Units, instead of 500 Units. There will be no change in the number of GDRs issued or in the value of their pricing.

The reverse stock split will provide more efficiency in controlling and in the relationship with the shareholders, and operational costs reduction, as well as being one more step in the quest for increasing liquidity for the shares in the local market.

Social Responsibility

Equator Principles

Since June 2004, Unibanco started adopting the Equator Principles, a set of social and environmental criteria used to evaluate and approve credits for infrastructure projects. So far, 24 banks worldwide have adopted these policies, which were championed in 2002 by the International Finance Corporation, a World Bank subsidiary that finances private sector projects. Unibanco is the only Brazilian – and emerging market – bank in this group.

For financing to be approved, a project needs to be classified according to the degree of social and environmental risk it presents: A (high risk), B (medium risk) or C (low risk). Projects classified as “A” need to present an action plan for mitigating such risks. Since 2002, Unibanco has been complying with these criteria for approving disbursements under IFC credit line. Now, the policies are being extended to include all infrastructure projects involving more than US$50 million, regardless of the credit fund involved.

Environmental Education on Wheels

As part of the celebration of Unibanco's 80 th anniversary, the Educação Ambiental Sobre Rodas (Environmental Education on Wheels) program was launched in early August. Six trucks will drive in groups of two through a number of the country's cities, covering three different routes (South, inner-state São Paulo/Southeast and North/Northeast/Midwest), aiming at encouraging environmental education among students and teachers of the 1 st to 4 th grades of elementary school in the municipal school systems. Each group will consist of one truck equipped with a “ cinema ”, showing a movie on Environmental Education, and another truck with an interactive exhibition area, showing pictures and videos, divided into areas that deal with the themes of Biodiversity, Water, Air, Garbage, Energy and Sustainable Consumption. The trucks will be parked in highly visible areas and will be visited by schools, by prior appointment, with the support of each town's education bureau .

Unibanco Institute

The Unibanco Institute – responsible for the execution of the Social Responsibility activities of Unibanco – focuses on education, preferably on actions that support the social inclusion of underprivileged teenagers and young adults, as well as environmental education activities.

Throughout the 2Q04, the Institute signed new partnerships and has been actively participating in the development of important social projects that will benefit hundreds of youngsters, people with disabilities and the environment, such as: Projeto Educacional São Paulo 450 anos (partnership with Instituto Votorantim), Projeto Ver in ten municipalities of the states of Paraíba, Bahia and Pernambuco (partnership with Associação de Apoio à Alfabetização Solidária ); Projeto Rocinha do Saber at Rio de Janeiro (partnership with Fundação Roberto Marinho and Viva Rio ); Direitos Humanos nas Escolas , in São Paulo (partnership with O Centro de Direitos Humanos –CDH); Fazendinha at Niterói-RJ (partnership with Associação Pestalozzi from Niterói); IT and citizenship schools model expansion in Paraná (partnership with CDI- Comitê para Democratização da Informática ); Estúdio Aprendiz in Salvador – BA (partnership Cipó- Comunicação Interativa ); Natureza Jovem – Protetores da Serra , in Ceará (partnership with Associação Caatinga ); Convívio Verde em Niterói-RJ, (partnership with Centro de Assessoria ao Mov imen to Popular-CAMPO), Centro de Educação Ambiental Juiz de Fora in Minas Gerais (association with Meio Ambiente de Juiz de Fora – AMAJF) and support to the Center for Brazilian Studies of Columbia University.

Moreira Salles Institute

In the 2Q04, the Moreira Salles Institute cultural centers and exhibitions were visited by more than 65 thousand people, totaling an audience of 139 thousand people in 1H04 , already above the number of visitors during the whole year of 2003.

It is worth mentioning the more than 2,000 guided visits realized at the exhibition “ São Paulo, 450 anos : a imagem e a memória da cidade ” of the Instituto Moreira Salles, receiving more than 32 thousand visitors, the majority of them being students from the public schools network.

The movie theatres of the Espaço Unibanco / Unibanco Arteplex chain of cinemas attracted some 883 thousand spectators during the quarter, totaling 1.7 million in the 1H04 .

Please note that the original Press Release is in Portuguese. In case of doubt the Portuguese version prevails.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

R$ million
	Jun-04	Mar-04	Jun-03	Quarter Change (%)	Annual Change (%)
ASSETS
Cash and due from bank	1,039	935	797	11.1	30.4
Interbank investments	14,089	10,498	8,330	34.2	69.1
Marketable securities and financial derivatives instruments	18,946	17,945	16,326	5.6	16.0
Interbank accounts	4,867	4,421	4,975	10.1	-2.2
Loan portfolio, leasing and other loans	29,747	27,049	25,907	10.0	14.8
Allowance for loan losses	(1,545)	(1,396)	(1,481)	10.7	4.3
Net loans	28,202	25,653	24,426	9.9	15.5
Foreign exchange portfolio, except for ACC(1)	1,191	844	1,110	41.1	7.3
Negotiation and intermediation of securities	117	313	419	-62.6	-72.1
Investments	1,849	2,169	1,615	-14.8	14.5
Fixed assets	956	982	1,004	-2.6	-4.8
Deferred charges	706	695	663	1.6	6.5
Other assets	8,049	7,050	6,426	14.2	25.3

Total assets	80,011	71,505	66,091	11.9	21.1

LIABILITIES
Deposits	29,328	27,414	23,978	7.0	22.3
Securities sold under repurchase agreements (open market)	10,154	7,141	5,319	42.2	90.9
Resources from securities issued	2,357	3,083	4,460	-23.5	-47.2
Interbank accounts	596	458	842	30.1	-29.2
Borrowings and onlendings in Brazil - Governmental agencies	9,737	8,839	9,932	10.2	-2.0
Financial derivatives instruments	264	255	197	3.5	34.0
Technical provisions for insurance, annuities and
retirement plans	5,063	4,641	3,716	9.1	36.2
Foreign exchange portfolio(1)	1,163	1,106	1,363	5.2	-14.7
Negotiation and intermediation of securities	274	361	413	-24.1	-33.7
Other liabilities	12,604	10,007	8,270	26.0	52.4

Total liabilities	71,540	63,305	58,490	13.0	22.3

Minority interest	767	842	754	-8.9	1.7
Stockholders' equity	7,704	7,358	6,847	4.7	12.5

Stockholders' equity managed by parent company	8,471	8,200	7,601	3.3	11.4

Total liabilities + stockholders' equity	80,011	71,505	66,091	11.9	21.1

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIODS

R$ million
	2Q04	1Q04	2Q03	1H04	1H03
Revenue from financial intermediation	3,414	2,891	2,066	6,305	4,950
Loan portfolio	2,078	1,801	1,847	3,879	3,677
Adjusted result from marketable securities	884	750	(71)	1,634	501
Insurance, pension plans and annuities result	206	208	130	414	403
Leasing operations, foreign exchange transactions
and compulsory deposits	246	132	160	378	369

Expenses on financial intermediation	(2,272)	(1,686)	(897)	(3,958)	(2,748)
Securities sold under repurchase agreements (open market)	(1,414)	(1,082)	(315)	(2,496)	(1,557)
Interest and restatement expenses on technical provisions for insurance, pension plans and annuities	(160)	(92)	(66)	(252)	(191)
Borrowings and onlendings	(382)	(199)	(103)	(581)	(303)
Provision for loan losses	(316)	(313)	(413)	(629)	(697)

Profit from financial intermediation	1,142	1,205	1,169	2,347	2,202

Other operating income (expenses)	(741)	(734)	(604)	(1,475)	(1,179)
Fees from services rendered	820	741	709	1,561	1,371
Insurance, pension plans and annuities result	168	108	141	276	221
Credit card selling expenses	(87)	(70)	(56)	(157)	(109)
Salaries, benefits, training and social security	(484)	(459)	(421)	(943)	(821)
Other administrative expenses	(758)	(684)	(676)	(1,442)	(1,338)
Other taxes	(174)	(157)	(148)	(331)	(305)
Equity in the results of associated companies	(1)	6	3	5	5
Other operating income / Other operating expenses	(225)	(219)	(156)	(444)	(203)

Operating income	401	471	565	872	1,023
Non-operating income (expenses), net	18	(12)	6	6	16
Income before taxes and profit sharing	419	459	571	878	1,039

Income tax and social contribution	(18)	(79)	(223)	(97)	(371)

Profit sharing	(57)	(69)	(45)	(126)	(101)

Net income before minority interest	344	311	303	655	567
Minority interest	(39)	(35)	(30)	(74)	(76)

Net Income	305	276	273	581	491

Unibanco's full financial statements will be available on our website at www.unibanco. com .br, under Investor Relations – Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management's good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco's operations, markets, products and prices, and other factors detailed in Unibanco's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein.

2Q04 Conference Call will be held on August 13, at 09:00 a.m. (Eastern Time ) in Portuguese, and at 11:00 a.m. (Eastern Time ) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting.

For further information, please contact us by sending an e-mail to investor.relations@unibanco. com , or by phone 55 11 3097-1313.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.